UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of August 2025

Commission File Number 001-38367

SOL-GEL TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

7 Golda Meir Street
Ness Ziona 7403650, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note

On August 15, 2025, Sol-Gel Technologies Ltd. (the “Company”) issued a press release announcing the Company's financial results for the quarter ended June 30, 20245 In addition, the Company is submitting with this Form 6-K its unaudited condensed consolidated financial statements as of June 30, 2025 and for the three and six months then ended.

Attached hereto are the following exhibits:

Exhibit 99.1          Press release dated August 15, 2025

Exhibit 99.2          Unaudited condensed consolidated financial statements as of June 30, 2025 and for the three and six months then ended.

Exhibit 99.1 (other than the four paragraphs immediately preceding the heading “Financial Results for the Second Quarter 2025”) and 99.2 are hereby incorporated by reference into the Company's Registration Statements on Form S-8 (Registration Nos. 333-223915, 333-270477 and 333-286820) and its Registration Statement on Form F-3 (Registration No 333-286822).

The incorporation by reference paragraph in the Original Form 6-K is hereby amended and restated as follows:

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOL-GEL TECHNOLOGIES LTD.

Date: August 15, 2025	By:	/s/ Eyal Ben-Or
Eyal Ben-Or
Chief Financial Officer